UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

Amendment No. 3

HEARTWARE INTERNATIONAL, INC.
(Name of Subject Company)

HEARTWARE INTERNATIONAL, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

422368100
(CUSIP Number of Class of Securities)

Lawrence J. Knopf
Senior Vice President, General Counsel and Secretary
HeartWare International, Inc.
500 Old Connecticut Path, Building A
Framingham, MA 01701
(508) 739-0950
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:

Clare O’Brien
Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by HeartWare International, Inc. (the “Company”), a Delaware corporation, with the U.S. Securities and Exchange Commission (the “SEC”) on July 26, 2016 (together with any amendments and supplements thereto, including this Amendment No. 3, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Medtronic Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Medtronic, Inc. (“Parent”), itself a Minnesota corporation and wholly owned subsidiary of Medtronic plc (“Medtronic”), a public limited company organized under the laws of Ireland, for all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price of $58.00 per Share, paid to the holder in cash, without interest, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated July 26, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Medtronic, Purchaser and Parent with the SEC on July 26, 2016. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment No. 3 is being filed to reflect certain updates as indicated below.

Item 8.	Additional Information

The information set forth in the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of “Item 8. Additional Information—Regulatory Approvals”:

“On August 17, 2016, the Austrian FCA declared that neither the FCA nor the Austrian Federal Cartel Prosecutor have requested an investigation of the transaction before the Austrian Federal Cartel Court.  Accordingly, the satisfaction of the condition to the Offer relating to antitrust laws has been satisfied.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2016	HeartWare International, Inc.

	By:	/s/ Lawrence J. Knopf
	Name:	Lawrence J. Knopf
	Title:	SVP, General Counsel and Secretary